UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

709796 10 6

(CUSIP Number)

Richard Plant Morthland

807 Cahaba Road

Selma, Alabama 36701

(334) 875-2677

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

646,631.34
8. Shared Voting Power

23,375
9. Sole Dispositive Power

226,116.34
10. Shared Dispositive Power

23,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

670,006.34
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

11.3%[1]
14.	Type of Reporting Person (See Instructions)

IN

[1]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ann Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

205,564
8. Shared Voting Power

23,375
9. Sole Dispositive Power

45,123
10. Shared Dispositive Power

23,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

228,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.9%[2]
14.	Type of Reporting Person (See Instructions)

IN

[2]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mary Ann Morthland Patterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

168,536
8. Shared Voting Power

23,375
9. Sole Dispositive Power

168,536
10. Shared Dispositive Power

23,375

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

191,911
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

3.2%[3]
14.	Type of Reporting Person (See Instructions)

IN

[3]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Martin Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

25,309
8. Shared Voting Power

0
9. Sole Dispositive Power

25,309
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

25,309
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

.4%[4]
14.	Type of Reporting Person (See Instructions)

IN

[4]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Plant Morthland
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

3,901
8. Shared Voting Power

0
9. Sole Dispositive Power

3,901
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

.0%[5]
14.	Type of Reporting Person (See Instructions)

IN

[5]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William Marshall Patterson, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

21,765
8. Shared Voting Power

0
9. Sole Dispositive Power

21,765
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,765
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

.4%[6]
14.	Type of Reporting Person (See Instructions)

IN

[6]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

CUSIP No. 65333R 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ann Patterson Powell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

20,944
8. Shared Voting Power

0
9. Sole Dispositive Power

20,944
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

.4%[7]
14.	Type of Reporting Person (See Instructions)

IN

[7]	Percentages are based on 5,926,795 shares of Common Stock outstanding as of March 7, 2007 (as set forth in the Issuer’s Form 10-K, filed March 16, 2007, with the Securities and Exchange Commission).

SCHEDULE 13D

(Amendment No. 3)

The Peoples BancTrust Company, Inc.

Item 1		Security and Issuer

This amendment No. 3 (“Amendment No. 3”) amends amendment No. 2 to Schedule 13D filed on December 15, 2006 (“Amendment No. 2”) and amendment No. 1 to Schedule 13D filed on December 15, 2006, with the Securities and Exchange Commission by Richard Plant Morthland, Ann Plant Morthland, Mary Ann Morthland Patterson, Martin Plant Morthland, William Plant Morthland, William Marshall Patterson, III and Ann Patterson Powell (the “Reporting Persons”).

This amendment relates to the Common Stock, par value $.10, the (“Common Stock”) issued by The Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive office of the Issuer is 310 Broad Street; Selma, Alabama 36701.

Item 4		Purpose of Transaction

On April 6, 2007, Richard Plant Morthland and Mary Ann Morthland, two of the Reporting Persons, along with Endurance Capital Investors, L.P., in accordance with the information and time requirements set forth in Section 1.7(A) of the Issuer’s Bylaws, delivered to the Secretary of the Issuer a letter which provides notice of their nomination of Kenneth D. Chesser, Gary E. Fuller, Barry R. Holt, Bobby J. Leach, George A. Needham, William P. Walker, George P. Walthall Jr., Kaye F. Williams and Rickman E. Williams, Jr. (the “Nominees”) as candidates for election as directors of the Issuer at the Issuer’s 2007 Annual Meeting of Stockholders (the “Annual Meeting”) in the form attached to this Statement as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 4. The Reporting Persons note that on April 11, 2007, the Issuer announced that its Board of Directors had determined to postpone the date of its 2007 Annual Meeting. The Issuer has not yet announced the rescheduled date of its 2007 Annual Meeting.

The Reporting Persons, together with Endurance Capital Investors, L.P. and Endurance Partners, LLC (together with the Reporting Persons, the “Stockholders for Progress”), believe that the Board of Directors of the Issuer has not acted in the best interests of the Issuer’s stockholders, and has failed to take advantage of significant corporate opportunities, at substantial cost to the stockholders in terms of stockholder value. In connection with this belief, certain of the Stockholders for Progress have decided to nominate the Nominees for election as directors at the Annual Meeting and plan to file a proxy statement with the Securities and Exchange Commission, which will include certain information about the Nominees and the Stockholders for Progress’ reasons for nominating the Nominees.

Item 5		Interest in Securities of the Issuer

Item 5 is hereby amended in part to reflect current beneficial ownership amounts and percentages following redistributions and certain gifts of the Common Stock of the Issuer by certain of the Reporting Persons.

	(a)	As of the date hereof, the Reporting Persons are the beneficial owners in the aggregate of 1,162,775 shares of the Common Stock of the Issuer representing 19.6% of the total outstanding shares of Common Stock. The aggregate amount reported as beneficially owned does not include 9,880 shares which are owned directly by M. Scott Patterson, the spouse of Mary Ann Morthland Patterson, as to which the Reporting Persons disclaim beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

	(b)	Shares Beneficially Owned by Richard Plant Morthland

Richard Plant Morthland has a beneficial ownership interest in 670,006.34 shares. Of these 670,006.34 shares,

164,074.34 shares are owned directly by Richard Plant Morthland and his spouse and were acquired by gifts and purchases in open market transactions, and 62,042 shares are held by two trusts of which Richard Plant Morthland is sole trustee with voting and dispositive power. 420,515 shares are held by two trusts for the benefit of members of the William Henry Plant, Jr., family, of which The Peoples Bank & Trust Company is trustee and has dispositive power and under which Richard Plant Morthland has voting power.

Richard Plant Morthland has shared voting and dispositive power with regard to 23,375 shares of Common Stock held by one trust of which Richard Plant Morthland is co-trustee with Ann Plant Morthland. These shares are not included in shares shown for Ann Plant Morthland.

Shares Beneficially Owned by Ann Plant Morthland

Ann Plant Morthland has a beneficial ownership interest in 228,939 shares. Of these 228,939 shares, 45,123 shares are owned directly by Ann Plant Morthland and were acquired by gifts and purchases in open market transactions. 160,441 shares are held by a trust for the benefit of the members of the Ann Plant Morthland family, of which The Peoples Bank & Trust Company is trustee and has dispositive power and under which Ann Plant Morthland has voting power.

Ann Plant Morthland has shared voting and dispositive power with regard to 23,375 shares of Common Stock held by one trust of which Edith Morthland Jones is co-trustee with Ann Plant Morthland.

Shares Beneficially Owned by Mary Ann Morthland Patterson

Mary Ann Morthland Patterson has sole voting and dispositive power with regard to 168,536 shares of Common Stock. 124,182 of these shares are owned directly and were acquired by gifts and purchases in open market transactions. 44,354 of these shares are held in a single trust of which Mary Ann Morthland Patterson is the sole trustee.

Mary Ann Morthland Patterson has shared voting and dispositive power with regard to 23,375 shares of Common Stock held by one trust of which Ann Plant Morthland is co-trustee with Mary Ann Morthland Patterson. These shares are not included in shares shown for Ann Plant Morthland.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to reflect current beneficial ownership amounts and percentages following a recent gift of 6,243 shares of the Common Stock of the Issuer by Ann Plant Morthland to Edith Morthland Jones.

Richard Plant Morthland is the father of Martin Plant Morthland and William Plant Morthland. Mary Ann Morthland Patterson is the mother of William Marshall Patterson, III and Ann Patterson Powell. Ann Plant Morthland is Richard Plant Morthland and Mary Ann Morthland Patterson’s mother. M. Scott Patterson is Mary Ann Morthland Patterson’s spouse. Richard P. Morthland’s sister, Edith Morthland Jones, to the Reporting Persons’ knowledge, beneficially owns 217,560 shares of the Common Stock. The Reporting Persons disclaim any beneficial ownership over these shares. The Reporting Persons do not know whether these disclaimed shares include 23,375 shares which are held by one trust of which Ann Plant Morthland is co-trustee with Edith Morthland Jones, as described in Item 5.

Item 7	Material to Be Filed as Exhibits

Joint Filing Agreement of the Reporting Persons as Exhibit 1 to Schedule 13D filed on December 15, 2006 is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2007
DATE

/s/ Richard Plant Morthland
SIGNATURE

Richard Plant Morthland
NAME/TITLE

/s/ Ann Plant Morthland
SIGNATURE

Ann Plant Morthland
NAME/TITLE

/s/ Mary Ann Morthland Patterson
SIGNATURE

Mary Ann Morthland Patterson
NAME/TITLE

/s/ Martin Plant Morthland
SIGNATURE

Martin Plant Morthland
NAME/TITLE

/s/ William Plant Morthland
SIGNATURE

William Plant Morthland
NAME/TITLE

/s/ William Marshall Patterson, III
SIGNATURE

William Marshall Patterson, III
NAME/TITLE

/s/ Ann Patterson Powell
SIGNATURE

Ann Patterson Powell
NAME/TITLE